1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

March 3, 2016	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588)

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Mr. Sandoval of the Division of Investment Management, in response to comments received from Mr. Sandoval on February 3, 2016 in connection with a review of the Trust’s Form N-CSR, filed electronically on June 8, 2015 (the “Form N-CSR”) and Form N-Q filed electronically on August 31, 2015 (the “Form N-Q”). Set forth below are Mr. Sandoval’s comments and the Trust’s responses thereto.

Comment 1:	For the Trust’s Form N-Q filings, please ensure that the Trust’s Treasurer or other appropriate officer signs his/her certifications as the Trust’s “Principal Financial Officer”.

Trust Response: The Trust’s Treasurer executed the Trust’s Form N-Q filed electronically on February 22, 2016 as the Trust’s “Principal Financial Officer”, and will use a similar title going forward.

Comment 2:	In the Trust’s “Statement of Operations” in the Trust’s financial statements, as filed on Form N-CSR, the Trust reflected “Realized and Unrealized Gains (Losses) on Investments and Options Contracts” as divided into sub-categories that included Net Realized Gains/Losses from “Options Contracts”. Please consider revising the presentation of Net Realized Gains/Losses from Options Contracts to consider written options contracts expired during the period as provided under Rule 6-07(7)(c) of Regulation S-X.

Trust Response: The Trust will make this adjustment in future financial statements filed on Form N-CSR.

Comment 3:	In the Trust’s annual report filed as an item in Form N-CSR, please add a statement near the table that provides information regarding the Trust’s trustees indicating that additional information about the Trustees is available in the Trust’s most recent registration statement filing in the Trust’s Statement of Additional Information.

Trust Response: The Trust will add this statement in future annual reports filed with Form N-CSR.

Comment 4:	In prior Form N-CSR filings, the Trust has referenced a “PFO Services Agreement” with ALPS Fund Services, Inc. Please provide a summary description of any PFO Services Agreement that the Trust has in the notes to the Trust’s financial statements in future Form N-CSR filings.

Trust Response: The Trust did have a PFO Services Agreement with ALPS until September 2014, when the Trust changed its administrative services provider to Ultimus Fund Solutions, LLC. The Trust terminated the agreement at that time, and did not enter into any similar agreement with Ultimus. Accordingly, the Trust does not currently have a PFO Services Agreement to describe.

Comment 5:	In reviewing the Trust’s financial statements with respect to one of its series of shares, the BPV Wealth Preservation Fund (the “Fund”), it appears that, while the Fund has the ability to invest in a variety of exchange-traded products (“ETPs”), the Fund has used only S&P 500 SPDRs (generally matching the S&P 500 index) and options thereon to date. Please explain whether the Trust’s investment strategy is intended to cover ETPs other than S&P 500 SPDRs?

Trust Response: Through the end of the Trust’s 2015 fiscal year, the Fund had limited the ETPs in which it invested to S&P 500 SPDRs, despite the flexibility under the Fund’s prospectus and registration statement to invest in other ETPs. The Fund’s portfolio manager had made the determination to use S&P SPDRs because the Fund’s investment strategy, taking into consideration the level of assets, market conditions reflected in the S&P 500 since the Fund’s inception and the liquidity of S&P 500 SPDRs and options thereon, was able to be effectively implemented without using other ETPs. However, the Trust’s portfolio manager has always considered other ETPs for investment and, during the current fiscal year, has begun investing the Fund’s assets in various sector ETPs consistent with the flexibility provided under the Fund’s prospectus and registration statement.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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